601 Lexington Avenue
New York, New York 10022
Michael Kim
To Call Writer Directly:		Facsimile:
(212) 446-4746	(212) 446-4800	(212) 446-4900
michael.kim@kirkland.com	www.kirkland.com
October 16, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Re:	iGATE Computer Systems Limited (formerly known as Patni Computer Systems Limited)
Schedule TO-T and Schedule 13E-3, filed December 21, 2011, as amended
Filed by iGATE Corporation et al.
File No. 5-82642

Dear Ms. Chalk,

This letter is being furnished by iGATE Corporation (“iGATE”), the Promoters, and iGATE Computer Systems Limited (formerly known as Patni Computer Systems Ltd.), a public company registered under the laws of India (the “Company”) in response to comments received from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2012. The text of the Staff’s comments has been included in this letter for your convenience and we have set forth the Filing Persons’ response to each of the comments immediately below each numbered comment.

General

1.	Staff’s comment: The subsequent offering period in the Delisting Offer (as defined in your offer materials) will remain open until May 2013 pursuant to the requirements of Indian law. You indicated that the original letter of offer disseminated to U.S. holders of common stock and included as an exhibit to the Schedule TO/13E-3 stated in paragraphs 1.6 and 18.2 that “[u]pon consummation of the Transaction, the Company’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the U.S. Exchange Act and the rules promulgated thereunder have been satisfied, the Promoters will also seek to cause the ADSs to be deregistered under the U.S. Exchange Act and the Company will no longer file

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October 16, 2012

reports and furnish information to the SEC.” We believe that the disclosure cited above is inconsistent with deregistration and delisting while the offer is pending and before the consummation of the Transaction as defined in your offer materials. Please provide your analysis on this point. Depending on resolution of this and other issues raised below, indicate whether and if so how, you will inform target security holders about new developments in the offer.

Response: The Offer described in the Original Letter of Offer did not include the Exit Offer currently open to shareholders, but instead is limited to the original Delisting Offer made pursuant to that Letter. In the Original Letter of Offer, Transaction is defined as “[t]he Offer and the delisting of the Shares from the Indian Stock Exchanges and the ADSs from the NYSE, as described in this Bid Letter.” The Offer is defined as the “Offer made by the Acquirer to acquire the Offer Shares in accordance with the Delisting Regulations, [Public Announcement] and this Bid Letter.” Under Indian law, the Exit Offer is made pursuant to a separate Letter of Offer, in this case dated May 22, 2012, which is filed as Exhibit (a)(1)(A) of the Schedule TO/13E-3. In connection with the delisting and deregistration of the ADS program, the Company, pursuant to the terms of the deposit agreement dated as of July 15, 2002, between the Company and The Bank of New York (the “Deposit Agreement”), provided holders with 30 days’ notice and issued a press release as required by the rules of the NYSE, each of which was filed with the SEC on Form 6-K on September 18, 2012. In addition, pursuant to the terms of the Deposit Agreement, holders will receive a notice from the Company of its intention to terminate the ADS program 30 days prior to such termination becoming effective. In addition, the Company intends to inform target security holders about new developments in the Exit Offer, including disclosure regarding the contemplated merger and termination of the ADS facility, by amending the Schedule TO/13E-3 promptly following the distribution of the first public notice of the contemplated merger pursuant to Indian law.

2.	Staff’s comment: In addition, from our discussions, we understand that it is Patni’s intention to merge with and into iGate Global Solutions Ltd. (“iGate India”) in March 2013. In the merger, any existing Patni common shares would be exchanged for new shares in iGate India. The new iGate India shares to be issued in the merger can be tendered in the ongoing subsequent offering period of the Delisting Offer until May 2013. However, the iGate India shares will not be registered under the Exchange Act nor traded in the United States as the Patni common shares are currently.

To our knowledge, there has been no disclosure about the merger/reorganization described above in the offer materials that have been disseminated to Patni common shareholders. In addition, we would like to understand your analysis of the Rule 14e-5 issue raised by a purchase (in the merger) of a security (Patni common shares) which is the subject of the tender offer, while that tender offer is pending. Please provide your written analysis on these points as well.

October 16, 2012

Response: As a preface to our response, we believe it is important for the Staff to understand the purpose and background of the contemplated merger. Following iGATE’s acquisition of the Company last year, the Company was delisted in India and iGATE is seeking to further rationalize its operations globally by merging the Company into one of iGATE’s wholly owned and unlisted subsidiaries to streamline its operations, minimize compliance costs and enhance shareholder value. Accordingly, the contemplated merger is simply a means to rationalize operations for business reasons, and serves no other purpose relating to the Exit Offer. With respect to the applicability of Rule 14e-5, the Company believes that the exemption for purchases made during any subsequent offering period, if the consideration paid is the same in form and amount as the consideration offered in the tender offer, should apply because holders of shares of the Company will continue to retain the option to tender their shares in the Exit Offer and receive consideration that is the same in form and amount as the consideration offered in the Exit Offer prior to the contemplated merger. Given that both companies are not listed on a stock exchange, the Company expects most holders of ADSs to receive cash, in the same amount as the consideration offered in the in Exit Offer, in connection with the contemplated merger and termination of the ADR facility. In addition, we note that in connection with the January 2000 amendments to the Rule, the Commission focused on the primary purpose of the Rule, which is “to protect investors by preventing an offeror from extending greater or different consideration to some security holders outside the offer.” See Securities Act Exchange Release No. 34-42055. By its terms, the Rule is intended to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer. We respectfully submit to the Staff that the public policy concerns underlying Rule 14e-5 would not be advanced by application of the Rule to the transactions and facts presented in this case.

We note that no public disclosures regarding the contemplated merger have been made in the United States or in India because iGATE and the Company have recently been considering this transaction. In connection with the contemplated merger, the Company expects to amend the Schedule TO/13E-3 to inform target security holders about new developments in the Exit Offer, including the details of the contemplated merger, promptly following the distribution of the first public notice of the contemplated merger pursuant to Indian law.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4746.

Sincerely,

/s/ Michael Kim
Michael Kim